VICEROY EXPLORATION LTD.

Annual General Meeting of Shareholders

April 28, 2006

REPORT OF VOTING RESULTS
National Instrument 51-102
Continuous Disclosure Obligations Section 11.3

Matters Voted Upon:

1.	General Business

Outcome of Vote

a.	The election of the following nominees as directors of	Carried
Viceroy Exploration Ltd. for the ensuing year.

b.	The appointment of PricewaterhouseCoopers LLP, as	Carried
auditors of Viceroy Exploration Ltd. for the ensuing year.

2.	Other Business
Outcome of Vote

	A. To ratify and approve an ordinary resolution as follows:	Carried

(i)

the shareholder rights plan agreement dated as of March 21, 2006 between the Company and Computershare Investor Services Inc. be and is hereby ratified, confirmed and approved, and the Company is authorized to issue rights pursuant thereto;

(ii)	the actions of the directors and officers of the Company in executing and delivering the Shareholders Rights Plan Agreement be and the same are hereby ratified, confirmed, approved and authorized; and

(iii)

any one director or officer of the Company be and is hereby authorized to execute and deliver on behalf of the Company all such documents and instruments and to do all such other acts and things as in his opinion may be necessary or desirable in connection with the said agreement.